UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
New Sapience, Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> March 13, 2015

Physical address of issuer
1997 Annapolis Exchange Parkway, Annapolis Center, Suite 300 - #121, Annapolis, MD 21401

Website of issuer
newsapience.com

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$220,587.00	$62,929.00
Cash & Cash Equivalents	$147,571.00	$58,390.00
Accounts Receivable	$16,797.00	$5,069.00
Short-term Debt	$671,984.00	$783,814.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$733,524.00	-$182,919.00

April 17, 2024

FORM C-AR

New Sapience, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by New Sapience, Inc., a Delaware Corporation (the "Company", as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at newsapience.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 16, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

New Sapience, Inc. (the "Company") is a Delaware Corporation, formed on March 13, 2015. The Company was formerly known as Cruse Technologies LLC.

The Company is located at 1997 Annapolis Exchange Parkway, Annapolis Center, Suite 300 - #121, Annapolis, MD 21401.

The Company's website is newsapience.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

New Sapience has developed a unique, patented technology: a compact and scalable system and methodology for reproducing commonsense and expert knowledge curated directly from human minds, in digital devices.

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider al of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited. Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed. The Company is offering shares in the amount of up to $5 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Particularly as interest rates rise, it is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder: Securities with No Voting Rights The shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating, and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. Al early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early-stage company and have not yet generated any profits. New Sapience was formed on March 15, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. New Sapience has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early-stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that sapiens technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly. One of the Company's most valuable assets is its intellectual property. The Company's owns one patent and many trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyrights) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyrights) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyrights) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. The

Company is vulnerable to hackers and cyber-attacks as an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on New Sapience or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third- party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on New Sapience could harm our reputation and materially negatively impact our financial condition and business. Leading Edge

Technology in his Book "Zero-to-One", legendary investor Peter Thiel presents his thesis that, despite the proliferation of shiny new gadgets we see every day, we are actually living in a time of technological stagnation as seen by the growing reluctance of the investment community to seek out and support 0" to 1" start-ups that create hitherto unheard-of technology. New Sapience fits the definition of a Zero-to-One company. Contrarian Technical Approach Artificial Intelligence has become a pre-eminent occupation of our time. Machine Learning in particular has become nearly synonymous with Al, in the media at least. There are currently unprecedented levels of hype, exaggeration, and downright deception in the field of A.I. New Sapience does not use machine learning and, in fact, has taken a completely contrarian approach to all previous technologies. This requires New Sapience to invest extra effort to distinguish itself from what others are doing. Big Tech New Sapience has developed a technology that has the potential to disrupt the revenue streams of Big Tech companies. It is therefore advisable to make them customers before they recognize the company as a threat. The Chief Executive Officer does not currently receive a salary for their role with the Company Bryant George Cruse, the Chief Executive Officer of New Sapience, Inc. ("the Company"), does not currently receive a salary for their work at New Sapience, Inc. Although Bryant George Cruse owns stock options in New Sapience, Inc., there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. The Company plans to pay the CEO a salary of $200,000 if the Company reaches its maximum raise amount in this fundraising campaign.

Operating capital could be difficult and expensive to find and raise

We may not have enough capital and may need to raise more. We anticipate needing access to credit in order to support our working capital requirements as we grow. It may be difficult for us to obtain credit on favorable terms for reasons relating to the Company itself or the broader economy. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property, and there is no guarantee we will be able to find a buyer for it. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Data privacy leaks

Although New Sapience does not use machine learning technologies, elements of sapiens technology may be connected to the Internet and thus may accumulate and store personal data and information. Any identification and tracking of a person could come with a risk of data privacy exploitation and misuse. While New Sapience does not, and does not intend, to use, share, or sell this tracking information for marketing purposes, a data privacy leak could occur which would threaten the integrity of the Company. If a data leak occurs, this could harm the Company's reputation and negatively impact the Company's financial condition and future growth.

There is also a risk that a data leak could violate federal and state privacy laws. A violation of data privacy laws could result in significant fines, lawsuits, civil penalties, and criminal prosecution which would materially harm the Company's financial situation, reputation, and growth.

Regulatory and legislative developments regarding artificial intelligence and machine learning

The regulatory framework for machine learning technology, artificial intelligence, and automated decision making is evolving. While we believe our technology is distinguishable from other AI and machine learning technologies, it is possible that new laws and regulations regulating our technology will be adopted in the United States, the European Union, and other non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect the operation of our platforms and technological approach. For example, the European Parliament recently drafted legislation that will categorize AI applications by a "risk" level category. Each risk level has corresponding rules, with the most stringent rules for the highest risk levels. The legislative requirements include pre-market testing mandates, risk mitigation systems, standards surrounding the datasets used to train AI systems, and additional requirements for human oversight. Other regulations are expected to be adopted, both in the U.S. and abroad, but given that the development of the regulatory framework is in the very early stage, these regulations' ultimate impact on our business is not certain. These regulations could place restrictions on the design or use of our software and pose material impediments to our business model. The cost of complying with such laws or regulations could be significant and would decrease our operating expenses, which could adversely affect our business, financial condition, and results of operations. In addition, these regulations may affect our ability to provide and improve our services, which could result in compliance costs and potential increases in civil claims against us, which could adversely affect our business, operations, and financial situation.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

New Sapience has developed a unique, patented technology: a compact and scalable system and methodology for reproducing commonsense and expert knowledge curated directly from human minds, in digital devices.

Business Plan

We believe we will soon reach what we consider the "tipping point" capability in our core model build-out. At this level, we believe sapiens may be able to comprehend, remember, and answer questions about virtually anything they are told within the scope of everyday human concerns and activities. We believe that when this milestone is reached, we will no longer have to explain how our technology works, because at that point, ideally anyone can see that it works. At that point, supported by a public relations campaign and marketing, we anticipate putting sapiens online for public interaction. Our hope is that this event would be our public reveal of thinking machines that can understand what we say to them and have the intelligence to understand what we ask. We believe this event will shake the AI community to its foundations and ideally position the company to attract the additional capital and talent required for additional growth. We plan on incorporating the core technology that underlies this milestone into every sapiens product and application going forward. From that point, provided we have sufficient funding, we expect to focus on the development and release of our first product. We believe this product, the Companion Sapiens, will be the vanguard of our consumer product line. At initial release, it may require little more than the basic language understanding it had at the tipping point milestone to provide a utility we believe no other product has ever had. We believe it will serve as auxiliary or out-board personal memory, able to understand, remember, and answer queries about every personal detail the user shares with it in perpetuity. We believe the initial total addressable market for the Companion could be equal to the number of English-speaking users of mobile devices (with more languages anticipated to follow quickly). Offered as SaaS with large gross margins, our financial projections anticipate the company becoming profitable within months. We believe our Pro-Sapiens product lines will add market-specific expert knowledge to the common core for each vertical.

History of the Business

New Sapience was initially organized as Cruse Technologies LC, a Maryland limited liability company on October 5, 2011, and converted to a newly formed Delaware corporation on March 13, 2015.

The Company's Products and/or Services

The Company remains in research and development mode and has not yet introduced its anticipated products into the market.

Personal Sapiens	The ultimate digital companion. Personal Sapiens are a 24/7 personal assistant capable of doing anything a human assistant could do. This is a loyal partner capable of anything from scheduling appointments to social companionship.	Companion Sapiens will be offered as Software as a Service (SaaS) via annual subscription

Pro-Sapiens	Pro-Sapiens target businesses, bringing expertise and automation to industries such as Space Systems, Healthcare, Industrial Automation, Cyber Security, etc. They will be able to work with and augment human employees and, in some cases, fill roles independently.	Pro-Sapiens will be offered as SaaS subscriptions. We also expect to negotiate OEM licensing agreements for sapiens technology with enterprise customers.
Synthetic Knowledge Toolkit	A development platform for sapiens and sapiens plug-in modules and includes everything needed to develop modules for the Companion Sapiens or Pro-Sapiens, specialized sapiens, or sapiens-enhanced applications.	The Toolkit will be offered to corporate and individual developers under SaaS subscriptions.
Knowledge Store	The Knowledge Store will feature the company's own sapiens product lines and sapiens plug-in role-models for consumers and commercial customers as well as those developed under license by third parties.	The Knowledge Store will be an online marketplace for sapiens and synthetic knowledge.

We are planning on offering our products and licenses as Software as a Service (SaaS) on a monthly subscription basis. We anticipate establishing an ecology of supporting applications, developed by the company and our licensees, al integrated on the sapiens common core. We believe we have vast markets, no creditable competition for the foreseeable future, and excellent gross margins.

Competition

The Company's primary competitors are Amazon's Alexa, Google Assistant, or Apple's Siri.

New Sapience has created a new technology and a platform that we believe will lead to innumerable new products, spanning multiple vertical markets, many of which we believe currently do not exist. We believe our competitive stance is comparable to steam power technology at the beginning of the 19th century, which disrupted markets as disparate as horse-drawn transports, sailing ships and water-driven mills, with similar success. New Sapience is a technology within the market of automated machines, with competitors such as Amazon's Alexa, Google Assistant, or Apple's Siri. However, we believe our technology is unlike these competitors' technologies in significant ways. From the broadest perspective, we believe we can compare ourselves to any automation solution. Today's automation software, whether based on machine learning, symbolic rules, or conventional programming, is, in our view, narrow and brittle and subject to total failure when confronted with a problem that lies outside the anticipated scope of the program, or, in the case of large language models, prone to confabulation. Development for automation software has increased in recent years; however, we believe no competitor has introduced a technology exactly like ours. Where the cost of failure is high, as with transportation systems or network management, humans must be kept in the loop, a less-than-optimal solution. We believe our platform, which is intended to provide a cost-effective means to transfer knowledge from human minds into computers, will achieve orders of magnitude increases in automation for orders of magnitude less cost. We believe this because human knowledge is general and abstract and can be applied to solve many problems. This generality is the "G" in the term Artificial General Intelligence (AGI). We believe New Sapience is the first to achieve it. On a narrower scope, we believe achieving knowledge in machines is the key to genuine comprehension of natural human languages. We are aware that our technology and many of our products may inevitably be compared to today's applications such as digital personal assistants or machine learning language models. We believe this demonstrates the superiority of our approach. Our technology, unlike anything we have seen from our competitors, has a compact internal cognitive world model independent from words and grammar and can decode language generally. Our competitors, such as Amazon's Alexa, are supported by teams of around 10,000 employees. Despite our team being comprised of fewer than 10 people, we believe our competitors can't begin to match the language comprehension that New Sapience has achieved. We believe that our competitors in this market will either become our customers or they will disappear.

Intellectual Property

The Company is dependent on the following intellectual property: New Sapience has developed a unique, patented technology: a compact and scalable system and methodology for reproducing commonsense and expert knowledge curated directly from human minds, in digital devices.

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1997 Annapolis Exchange Parkway, Annapolis Center, Suite 300 - #121, Annapolis, MD 21401

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Bryant George Cruse

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

Position: Founder & CEO Dates of Service: March 2015 - Present Responsibilities: Mr. Cruse articulates the Vision and Mission for the company as well as holding direct responsibly for on-going operations and finance. Mr. Cruse does not currently take a salary, but the Company intends to pay Mr. Cruse a salary of $200,000 if the maximum raise amount is achieved in this campaign. Position: President Dates of Service: March 2015 - Present Responsibilities: This is the legally recognized title for Chief Executive Officer Position: Chief Technical Officer Dates of Service: March 2015 - Present Responsibilities: In this role Mr. Cruse is responsible for company's technology development Position: Chairman of the Board of Directors Dates of Service: March, 2022 - Present Responsibilities: Leads the Board of Directors

Name

William Robert Bandy

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

Position: Chief Intellectual Property Officer, Annual salary $0, Company Equity 7.32% Dates of Service: March 2015 - Present Responsibilities: Manage patent portfolio Position: Secretary Dates of Service: March 2015 - Present Responsibilities: Corporate Secretary Position: Member, Board of Directors Dates of Service: March 2015 - Present Responsibilities: Provides guidance and advice to management team

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Employer: Matrix 2 Title: Board Member Dates of Service: November 2016 - Present Responsibilities: Guidance and direction to management team

Name

Thomas Loveland

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

Position: Chief Administrative Officer, Annual Salary $0, Company Equity 2.23% Dates of Service: February 2022 - Present Responsibilities: Assist CEO in all administrative matters Position: Board Member Dates of Service: December 2021 - Present Responsibilities: board member

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Employer: Mind Over Machines, Inc. Title: CEO Dates of Service: April 1989 - Present Responsibilities: Strategic Vision

Name

William F. Readdy

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

Position: Director, Chief Partnerships Officer Dates of Service: December 2022 - Present Responsibilities: Director, Chief Partnerships Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Employer: American Pacific Corp Title: Senior Advisor to the CEO Dates of Service: November 2005 - Present Responsibilities: Technical Advice

Employer: York Space Systems, LLC. Title: Advisory Board Member Dates of Service: April 2014 - Present Responsibilities: Aerospace/Satellite Technical Advice Employer: Aerojet Rocketdyne Corp Title: Strategic Advisory Group Member Dates of Service: May 2014 - Present Responsibilities: Aerospace/Launch Vehicle Technical Advice

Employer: Helicity Space Corp Title: Advisory Board Member Dates of Service: November 2019 - Present Responsibilities: Aerospace/Spaceflight Technical Advice

Employer: STARS Technology Corp. Title: Advisory Board Member Dates of Service: April 2021 - Present Responsibilities: Aviation Industry Technical Advice

Employer: Astrobotic Technology Title: Board Member Dates of Service: November 2008 - March 2021 Responsibilities: Was one of the original investors and board members of Astrobotic Technology in 2008. Provided direction, as well as strategic and tactical advice for the startup company, which has since blossomed into NASA's premier provider of lunar spacecraft for the NASA Commercial Lunar Payload Services program.

Employer: Firefly Aerospace Title: Advisory Board Member Dates of Service: May 2018 - December 2021 Responsibilities: Was hand-picked by Founder and CEO Tom Markusic as a technical advisor on technical and programmatic issues prior to the launch of the first flight of the 'Alpha' launch vehicle and Firefly Aerospace's successful pursuit of the NASA Commercial Lunar Payload Services program.

Employer: NASA- National Aeronautics and Space Administration Title: Vice Chairman, International Space Station (ISS) Advisory Committee Dates of Service: January 1994 - Present Responsibilities: Deputy to Chairman of NASA Advisory Committee. Review NASA ISS program status and issues and advise NASA on courses of action.

Employer: Discovery Partners Int'l Title: Managing Partner Dates of Service: October 2005 - Present Responsibilities: Founder in 2005 and now the sole partner of aerospace consultancy. Manage clients, deliverables, manage finances, on matters related to aerospace and technology.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Bryant George Cruse

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

Position: Founder & CEO Dates of Service: March 2015 - Present Responsibilities: Mr. Cruse articulates the Vision and Mission for the company as well as holding direct responsibly for on-going operations and finance. Mr. Cruse does not currently take a salary, but the Company intends to pay Mr. Cruse a salary of $200,000 if the maximum raise amount is achieved in this campaign.

Position: President Dates of Service: March 2015 - Present Responsibilities: This is the legally recognized title for Chief Executive Officer Position: Chief Technical Officer Dates of Service: March 2015 - Present Responsibilities: In this role Mr. Cruse is responsible for company's technology development

Position: Chairman of the Board of Directors Dates of Service: March 2022 - Present Responsibilities: Leads the Board of Directors

Name

William Robert Bandy

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

Position: Chief Intellectual Property Officer, Annual salary $0, Company Equity 7.32% Dates of Service: March 2015 - Present Responsibilities: Manage patent portfolio Position: Secretary Dates of Service: March 2015 - Present Responsibilities: Corporate Secretary Position: Member, Board of Directors Dates of Service: March 2015 - Present Responsibilities: Provides guidance and advice to management team

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Employer: Matrix 2 Title: Board Member Dates of Service: November 2016 - Present Responsibilities: Guidance and direction to management team

Name

Thomas Loveland

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

Position: Chief Administrative Officer, Annual Salary $0, Company Equity 2.23% Dates of Service: February 2022 - Present Responsibilities: Assist CEO in all administrative matters Position: Board Member Dates of Service: December 2021 - Present Responsibilities: board member

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Employer: Mind Over Machines, Inc. Title: CEO Dates of Service: April 1989 - Present Responsibilities: Strategic Vision

Name

William F. Readdy

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

Position: Director, Chief Partnerships Officer Dates of Service: December 2022 - Present Responsibilities: Director, Chief Partnerships Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Employer: American Pacific Corp Title: Senior Advisor to the CEO Dates of Service: November 2005 - Present Responsibilities: Technical Advice

Employer: York Space Systems, LLC. Title: Advisory Board Member Dates of Service: April 2014 - Present Responsibilities: Aerospace/Satellite Technical Advice Employer: Aerojet Rocketdyne Corp Title: Strategic Advisory Group Member Dates of Service: May 2014 - Present Responsibilities: Aerospace/Launch Vehicle Technical Advice

Employer: Helicity Space Corp Title: Advisory Board Member Dates of Service: November 2019 - Present Responsibilities: Aerospace/Spaceflight Technical Advice

Employer: STARS Technology Corp. Title: Advisory Board Member Dates of Service: April 2021 - Present Responsibilities: Aviation Industry Technical Advice

Employer: Astrobotic Technology Title: Board Member Dates of Service: November 2008 - March 2021 Responsibilities: Was one of the original investors and board members of Astrobotic Technology in 2008. Provided direction, as well as strategic and tactical advice for the startup company, which has since blossomed into NASA's premier provider of lunar spacecraft for the NASA Commercial Lunar Payload Services program.

Employer: Firefly Aerospace Title: Advisory Board Member Dates of Service: May 2018 - December 2021 Responsibilities: Was hand-picked by Founder and CEO Tom Markusic as a technical advisor on technical and programmatic issues prior to the launch of the first flight of the 'Alpha' launch vehicle and Firefly Aerospace's successful pursuit of the NASA Commercial Lunar Payload Services program.

Employer: NASA- National Aeronautics and Space Administration Title: Vice Chairman, International Space Station (ISS) Advisory Committee Dates of Service: January 1994 - Present Responsibilities: Deputy to Chairman of NASA Advisory Committee. Review NASA ISS program status and issues and advise NASA on courses of action.

Employer: Discovery Partners Int'l Title: Managing Partner Dates of Service: October 2005 - Present Responsibilities: Founder in 2005 and now the sole partner of aerospace consultancy. Manage clients, deliverables, manage finances, on matters related to aerospace and technology.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	11,428,572
Voting Rights	One vote per share.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.
Other Material Terms or information.	There are no material rights associated with Class A Voting Common Stock.

Type of security	Class B Common Stock
Amount outstanding	13,094,905
Voting Rights	There are no voting rights associated with Class B Non-Voting Common Stock.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.
Other Material Terms or information.	

Type of security	Unit of Common Stock and Warrant
Amount outstanding	226,516
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.
Other Material Terms or information.	The total amount outstanding includes 3,667,470 shares that are currently stock

	options outstanding, and 1,386,420 shares to be issued pursuant to stock options reserved but unissued. The amount outstanding does not take into account 2,946, 110 shares of Restricted Stock Awards that are outstanding. Warrants for 173,999 shares of Class B Non-Voting Common stock are due to expire in 2024. The Company has authorized and directed that the expiration dates of these warrants be extended by five (5) years.

The Company has the following debt outstanding:

Type of debt	
Name of creditor	DLA Piper
Amount outstanding	$11,474.07
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	Currently due and payable
Other material terms	

Type of debt	
Name of creditor	Fitch, Even, Tabin & Flannery
Amount outstanding	$13,579.96
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	Currently due and payable
Other material terms	

Type of debt	
Name of creditor	Lockwood Software
Amount outstanding	$49,836.40
Interest rate and payment schedule	12.68%
Amortization schedule	
Describe any collateral or security	
Maturity date	Currently due and payable
Other material terms	

Type of debt	
Name of creditor	Bryant Cruse (Officer)
Amount outstanding	$82,615.99
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	Currently due and payable
Other material terms	

Type of debt	
Name of creditor	Sean Reineke
Amount outstanding	$437,122.00
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	Currently due and payable
Other material terms	

Type of debt	
Name of creditor	Valkeir Corporation
Amount outstanding	$29,892.06
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	Currently due and payable
Other material terms	

The total amount of outstanding debt of the company is $624,520.48.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	1,600,696	$1,762,226.00	Employee Salaries	December 12, 2016	Section 4(a)(2)
Common Stock		$737,154.15	We spent significantly more money marketing our crowdfunding campaign than we anticipated would be needed to drive a successful campaign. During 2023 approximately 10% of our expenditures went to StartEngine platform fees, 40% to marketing, 40% to research and development, and 10% to working capital.	May 23, 2023	Regulation CF
Common Stock	406,392	$1,113,479.25	We spent significantly more money marketing our crowdfunding campaign than we anticipated would be needed to drive a successful	May 23, 2023	Regulation CF

			campaign. During 2023 approximately 10% of our expenditures went to StartEngine platform fees, 40% to marketing, 40% to research and development, and 10% to working capital.		

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Valkeir Corporation	34.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

LIQUIDITY AND CAPITAL RESOURCES The Company remains in research and development mode, has not commenced principal operations, and will likely realize losses prior to generating positive working capital for an unknown period of time. From its inception, the Company has operated almost entirely on capital contributions with negligible revenue generation (<$100,000.) The bulk of these funds have come from "friends and family" and crowdfunding investors. As of February 29, 2024, the Company has capital resources available in the form of $324,722 cash on hand and operates at a base monthly burn rate of $60,000. During the next twelve months, the

Company intends to finance its operations with funds from capital investment. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs, but no assurance can be given that the Company will be successful in these efforts. OPERATIONAL CHALLENGES To date, we have raised capital from multiple private investors rather than from institutions. This means funds are received by the Company in smaller amounts over time instead of as large tranches. This will continue under Regulation CF and Regulation D equity offerings. Thus, our key challenge is to throttle staff expansion to match our rate of funding. Future challenges related to capital resources: • Raising capital up to now has been a challenge for several reasons that we believe we understand. Venture capital has largely moved away from seed funding, and venture capital still active in seed funding consistently follows current trends. In artificial intelligence, that trend is machine learning which has become synonymous with AI. Our technology has nothing to do with machine learning and thus runs counter to the current trend. • We don't fit the traditional model. We believe our approach is so radically different from any current approach to artificial intelligence that technical due diligence is a problem for institutional investors since it requires them to do a deep dive most seem unwilling to pursue into technology they are unfamiliar with. For this reason, we have concentrated on, and plan to continue, marketing to individuals who can invest their own money based on their own judgement. • Though we have had a good success rate when we pitch to individuals, here too the uniqueness of our technology creates challenges. Many people, before investing in technology, like to seek input from people with more expertise in the field. There are plenty of "AI experts" today, but to most of them AI is synonymous with data science, thus they are the last people one should ask about our technology. That is why we put together our New Sapience 101 course, so people can educate themselves. However, we understand that not every prospective investor is willing to spend hours watching our videos on YouTube. • Another downside has been the time it takes to identify potential investors, which, with our small staff, takes away from technology development.

While we have made much progress refining our message, we have seen that as our technical demonstrations have become more compelling, explaining our technology and how it works becomes less important. Currently, our technical efforts are focused on reaching what we call the "Tipping Point" milestone. We are targeting a level of general conversational language comprehension and articulation that will reduce the need to justify our "new and strange" approach and explain how our technology works, because we believe it so clearly does work. Our first milestone toward this tipping point will be a private beta test program leading toward an initial consumer product. We plan to begin the program this year and invite existing investors with iPhones to participate. Over the course of the test program, we will upgrade our technology's capabilities to enhance its utility and broaden its user appeal.

Liquidity and Capital Resources

On December 12, 2016, the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,762,226.00.

On May 23, 2023, the Company conducted an offering pursuant to Regulation CF and raised $737,154.15.

On May 23, 2023, the Company conducted an offering pursuant to Regulation CF and raised $1,113,479.25.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Bryant G. Cruse
Relationship to the Company	Officer
Total amount of money involved	$246,303.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	Through December 31, 2022, Bryant G. Cruse has personally loaned $246,303 to the Company
Description of the transaction	Loan

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Thomas Loveland
(Signature)

Thomas Loveland
(Name)

Chief Administrative Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Thomas Loveland
(Signature)

Thomas Loveland
(Name)

Chief Administrative Officer
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements



New Sapience, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
New Sapience, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023, and the related statement of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 15, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2023
ASSETS	
Current Assets	
Cash and Cash Equivalents	147,571
Other Receivables	16,797
Prepaid Expenses	11,580
Payroll Tax Receivable	16,518
Total Current Assets	192,466
Non-current Assets	
Equipment, net of Accumulated Depreciation	3,886
Intangible Assets: Patents, net of Accumulated Amortization	24,235
Total Non-Current Assets	28,121
TOTAL ASSETS	220,587
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	67,464
Accrued Interest - Accounts Payable	11,695
Accrued Expenses	3,195
Accrued Salary - Related Party	437,122
Note Payable - Related Party	152,508
Total Current Liabilities	671,984
TOTAL LIABILITIES	671,984
EQUITY	
Common Stock	186,286
Additional Paid in Capital, net of Offering Costs	5,210,528
Accumulated Deficit	(5,848,211)
Total Equity	(451,398)
TOTAL LIABILITIES AND EQUITY	220,587

Statement of Operations

	Year Ended December 31, 2023
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	328,341
General and Administrative	158,133
Research and Development	231,137
Rent and Lease	2,595
Depreciation	353
Amortization	1,475
Total Operating Expenses	722,033
Operating Income (loss)	(722,033)
Other Expense	
Interest Expense	9,730
Other	1,761
Total Other Expense	11,491
Earnings Before Income Taxes	(733,524)
Provision for Income Tax Expense/(Benefit)	
Net Income (loss)	(733,524)

Statement of Cash Flows

	Year Ended December 31, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	(733,524)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	353
Amortization	1,475
Changes in operating assets and liabilities:	
Other Receivables	(16,797)
Prepaid Expenses	(11,580)
Payroll Tax Receivable	(11,979)
Accounts Payable	(32,883)
Accrued Expenses	3,195
Accrued Interest	11,695
Other	(42)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(56,562)
Net Cash provided by (used in) Operating Activities	(790,086)
INVESTING ACTIVITIES	
Equipment	(4,239)
Net Cash provided by (used by) Investing Activities	(4,239)
FINANCING ACTIVITIES	
Issuance of Common Stock	1,054,982
Offering Costs	(77,681)
Payments on Debt	(93,795)
Net Cash provided by (used in) Financing Activities	883,506
Cash at the beginning of period	58,390
Net Cash increase (decrease) for period	89,181
Cash at end of period	147,571

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Offering Costs	Accumulated Deficit	Total Shareholder Equity
	# of Shares	$ Amount				
Ending Balance 1/1/2023	18,046,791	180,468	4,239,045	-	(5,145,006)	(725,493)
Issuance of Common Stock	581,774	5,818	1,049,164	(77,681)	-	977,301
Prior Period Adjustment	-	-	-	-	30,318	30,318
Net Income (Loss)	-	-	-	-	(733,524)	(733,524)
Ending Balance 12/31/2023	18,628,565	186,286	5,288,209	(77,681)	(5,848,212)	(451,398)

New Sapience, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

New Sapience, Inc. ("the Company") was originally formed in the State of Maryland on October 5th, 2011 under the name of Cruse Technologies, LLC prior to its conversion to a Delaware Corporation on March 13th, 2015. The Company plans to generate revenue from the artificial intelligence software that it is currently researching and developing.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Equipment	3	13,154	(9,268)	-	3,886
Grand Total	-	13,154	(9,268)	-	3,886

Intangible Assets

The Company's intangible assets consist of patents which are recorded at cost less accumulated amortization and impairment losses on a systematic basis over useful lives of 15 years. The total ending balance of this intangible asset was $24,235 as of December 31, 2023.

Accounts Payable

Included within the Company's total accounts payable balance are outstanding payables owed to its software consulting firm in the total amount of $43,356 which accrues interest at a rate of 12.00% per year, resulting in an accrual of $11,695 as of December 31, 2023.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity Based Compensation</u>

In 2015, the Company has authorized its New Sapience, Inc. 2015 Stock Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 9M shares of Class B Non-Voting Common Stock have been allocated towards this Plan to be granted as Stock Options and Restricted Stock Awards.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price		Aggregate Intrinsic Value		Weighted-Average Remaining Contractual Term (in years)
Total options outstanding, January 1, 2023	2,941,563	$	0.01	$	-	4
Granted	916,670	$	0.01	$	-	
Exercised	-	$	0.01	$	-	
Expired/cancelled	-					
Total options outstanding, December 31, 2023	3,858,233	$	0.01	$	-	5
Options exercisable, December 31, 2023	3,849,233	$	0.01	$	-	5

The following is an analysis of nonvested options to purchase shares of the Company's stock:

	Nonvested Options	Aggregate Intrinsic Value
Nonvested options outstanding, January 1, 2023	-	$ -
Granted	916,670	$ -
Vested	(907,670)	$ -
Forfeited	-	$ -
Nonvested options outstanding, December 31, 2023	9,000	$ -

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2023 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2023:

Exercise Price	Number Outstanding	Expiration Date
1.75	64,430	3/18/2024
1.75	56,854	7/12/2024
1.75	35,572	11/7/2024
1.75	17,143	12/10/2024
1.75	6,858	3/7/2025
1.75	2,858	4/2/2025
1.75	11,429	4/5/2025
1.75	6,858	4/6/2025
1.75	5,000	4/17/2025
1.75	32,734	1/7/2026
1.75	8,572	5/11/2026
1.75	5,716	6/28/2026
1.75	2,858	7/16/2026
1.75	2,286	1/27/2027
	259,168	

A summary of the warrant activity for the year ended December 31, 2023 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at January 1, 2023	259,168	1.750	5	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2023	259,168	1.750	5	-
Vested and expected to vest at December 31, 2023	259,168	1.750	5	-
Exercisable at December 31, 2023	259,168	1.750	5	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

The Company has not filed its 2023 tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Since 2016, the Company has accrued salaries for its CEO and a former executive. The portion of this accrual owed to the Company's CEO was converted into equity in the amount of 406,548 shares of Class B Non-Voting Common Stock. The remaining balance of $437,122 is still owed to the Company's aforementioned former executive as of December 31, 2023.

In August 2018, the Company entered into an unsecured loan agreement with its CEO for $250,000 that carries no interest rate and matures upon demand. The total ending balance of this loan was $152,508 as of December 31, 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Please see Note 3.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Note Payable	152,508	N/A	Upon Demand	152,508	-	152,508	-
Total				**152,508**	**-**	**152,508**	**-**

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	152,508
2025	-
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

Upon incorporation, the Company initially authorized 18M shares of Common Stock at a par value of $0.00001 per share of which 12M were designated as Class A Voting Common Stock, and 6M were designated as Class B Non-Voting Common Stock. Following a subsequent amendment in July 2022, the Company has increased the number of authorized shares of Class A Voting and Class B Non-Voting Common Stock to 12M and 48M, respectively.

A total of 11,428,572 shares of Class A Voting Common Stock were issued and outstanding as of December 31, 2023.

Voting: Holders of Class A Voting Common Stock are entitled to ten (10) votes per share.

Dividends: Holders of Class A Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

A total of 7,199,993 shares of Class B Non-Voting Common Stock were issued and outstanding as of December 31, 2023.

Voting: Holders of Class B Non-Voting Common Stock are not entitled to vote.

Dividends: Holders of Class B Non-Voting Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 15, 2024, the date these financial statements were available to be issued.

In January 2024, the Company launched a Regulation D 506(b) fundraising campaign at a price of $4.00 per share with bonus shares available to existing shareholders and to investors who meet certain time-based and amount-based investment incentives. As of April 4th, 2024, the Company has received $365,000 of new investments representing 91,250 base shares and 62,500 bonus shares.

On April 13th, 2024, the Company launched a Regulation CF fundraising campaign at a price of $4.00 per share with bonus shares available to existing shareholders and to investors who meet certain time-based and amount-based investment incentives.

Warrants for 173,999 shares of Class B Non-Voting Common stock are due to expire in 2024. The Company has authorized and directed that the expiration dates of these warrants be extended by five (5) years.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from capital investment. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.